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File No. 041960-0002

VIA EDGAR

Mr. Russell Mancuso

Mr. Jay Mumford

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReneSola Ltd
Registration Statement on Form F-1 (File No. 333-148550)

Dear Mr. Mancuso and Mr. Mumford:

On behalf of our client, ReneSola Ltd (the “Company”), we enclose for filing via EDGAR the Company’s Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1 (File No. 333-148550) (the “Registration Statement”). We will be hand delivering to you four courtesy copies of this letter and Amendment No. 2 (excluding the exhibits), which has been marked to show changes to the Amendment No. 1 to the Registration Statement filed with the Commission on January 10, 2008.

Very truly yours,
/s/ David T. Zhang
David T. Zhang of LATHAM & WATKINS LLP

Enclosures

cc:	Xianshou Li, Director and Chief Executive Officer

Charles Xiaoshu Bai, Chief Financial Officer

Benjamin Su, Latham & Watkins LLP, Hong Kong

Matthew D. Bersani, Sherman & Sterling, Hong Kong

John Wilde, Deloitte Touche Tohmatsu CPA Ltd., Shanghai

John Hung, Deloitte Touche Tohmatsu CPA Ltd., Shanghai

Resident partners: Joseph A. Bevash (US), Patrick J. Flanagan (US), Z. Julie Gao (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), David Zhang (US)